EXHIBIT 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) for the six months ended June 30, 2017 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016, except, as described in Note 2 of the condensed consolidated interim financial statements, the changes in the Company’s approach to foreign currency translation and additional accounting policies required as the Brucejack Mine moves into production.

Effective January 1, 2017, the Company elected to change its presentation currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. As a result, all dollar amounts in this MD&A are expressed in thousands of USD, unless otherwise specified. The functional currency of the Company and its subsidiaries was reassessed and the functional currency changed from CAD to USD, commencing on January 1, 2017. Refer to the “Changes in Accounting Policies” section of this MD&A.

This MD&A is prepared as of August 10, 2017 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement Regarding Forward-Looking Information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

Pretivm was incorporated on October 22, 2010 under the laws of the Province of British Columbia. We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.

We have a 100% interest in the Brucejack Mine and the Snowfield Project, both of which are located in northwestern British Columbia.

The Brucejack Mine is our material mineral project. Our focus is ramping-up gold production at the high-grade underground Brucejack Mine after we achieved commercial production on July 1, 2017.

The mineral claims for the Snowfield Project are in good standing until 2027, and we continue to conduct baseline environmental studies for potential future development.

Second Quarter 2017 Significant Events

●
On June 20, 2017, we announced that the first gold was poured at the Brucejack Mine and that the flotation and gravity circuits were operational.

●
During commissioning, 8,510 ounces of gold were produced in June from low-grade stockpiles and development muck.

●
Working capital at June 30, 2017 was a deficit of US$12.9 million, which includes liabilities of US$12.4 million that are not expected to result in cash outflows during our short-term working capital deficit. We expect as gold production ramps up this deficit will reverse (refer to the “Liquidity and Capital Resources” section below).

●
Subsequent to the end of the quarter, on July 3, 2017, we announced that commercial production was achieved at the Brucejack Mine under the terms of the credit agreement among Pretivm and its lenders. During the month of June, the process plant at Brucejack processed 70,805 tonnes of ore for an average of 2,360 tonnes per day.

●
Subsequent to the end of the quarter, in July during grade ramp-up, 16,882 ounces of gold were produced from stockpiles, development muck and the introduction of stope ore.

●
On August 1, 2017, the Completion Date was reached at the Brucejack Mine under the terms of the credit agreement among Pretivm and its lenders. During the month of July the process plant processed 83,667 tonnes of ore for an average rate of 2,699 tonnes per day.

Brucejack Mine

Brucejack Mine Commissioning and Initial Production

Construction and mechanical commissioning at the mine has been substantially completed, and the demobilization of construction and contract crews, as well as construction facilities, is nearing completion. The permanent operations team has now assumed full management of the mine, and all of the main operating units in the mill are now fundamentally performing as expected.

In May, ore was first introduced to the mill with a focus on ramping up tonnage throughput to nameplate capacity as quickly as possible with low-grade ore. During the month of June, the process plant at Brucejack processed 70,805 tonnes of ore (87.4% of one-twelfth of yearly nameplate capacity) from low-grade ore stockpiles for an average of 2,360 tonnes per day. Under the terms of the credit agreement among the Company and its lenders, the Commercial Production Date is defined as the first day of the calendar month immediately following the first calendar month during which the process plant processes ore at an average rate of 60% of one-twelfth of yearly nameplate capacity (985,500 tonnes per year or 2,700 tonnes per day). As a result, effective July 1, 2017 Commercial Production was achieved at the Brucejack Mine.

In July, the process plant at Brucejack continued to operate near nameplate capacity processing 83,667 tonnes of ore (99.9% of one-twelfth of yearly nameplate capacity) for an average of 2,699 tonnes per day from low-grade stockpiles, development muck and the introduction of stope ore. Under the terms of the credit agreement among the Company and its lenders, the Completion Date is the first day of the calendar month immediately following the first period of two consecutive calendar months during which the process plant processes ore at an average rate of 85% nameplate capacity (985,500 tonnes per year or 2,700 tonnes per day). As a result, the Completion Date for the Brucejack Mine is August 1, 2017.

In June, 8,510 ounces of gold were produced from low-grade stockpiles and development muck, and in July 16,882 ounces of gold were produced from low-grade stockpiles, development muck and the introduction of stope ore for a total of 25,392 ounces of gold produced during the commissioning and grade ramp-up.

Process Optimization

With the achievement of commercial production, the grade of the ore introduced to the mill was increased with a focus on optimizing recoveries in the gravity and flotation circuits. Gold-silver doré is now being produced in the gold room and flotation concentrate is being bagged. As the grade of ore has ramped up, doré and flotation concentrate production has increased and gold-silver inventory has accumulated. Gold sales have commenced.

In July, while ramping up the grade of the ore to the mill, start-up issues were encountered in the mill, some of which have been addressed and others that are in the process of being resolved. As ore has been processed, some of the gravity-recoverable gold has locked up within the voids in the SAG and ball mills. During a scheduled shutdown in mid-July, a 4.7 kilogram grab sample was taken from material trapped behind a SAG mill liner which graded 23,547 grams per tonne gold. This trapped gravity-recoverable gold will be recovered when the mill liners are changed (with timing dependent on liner wear).

In the gold room, doré production continues while the operation of the primary shaker table is optimized. As the gold in the Valley of the Kings is contained in electrum with a wide range of specific gravities (with specific gravity varying with the ratio of gold to silver in the electrum), work is underway to optimize the recovery of gravity recoverable gold. Additionally, metallic slag has been produced as well as doré on melting the gravity concentrate from the primary shaker table. Certain of the metallic slag has a gold content of up to 35% and combined gold and silver content of over 50%. Test work is underway to minimize the production of metallic slag and to recover the gold and silver from the slag.

In the flotation circuit, concentrate production and bagging have advanced during optimization of flotation concentrate production. Efforts are focused on reagents and dosage to maximize flotation concentrate grade.

Underground Development

Underground development continued to advance through the second quarter and subsequently reached design-level production. Long-hole drilling is currently drilling off stopes at a rate of approximately 235 meters per day. Currently six stopes are operational, four stopes are available for drilling and an additional 17 stopes are in various stages of being developed.

2017 Exploration Program

On June 26, 2017, we announced a private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share which was completed in two tranches, June 30 and July 14, 2017 for total gross proceeds of C$5.0 million. The proceeds of the private placement of flow-through common shares are being used to fund the 2017 grass-roots exploration program.

The 2017 regional grass-roots exploration program, which is designed to follow-up on the results from the 2016 program, is now underway after delay due to late snow melt. Prospecting, sampling and mapping will continue approximately 20 kilometers east of the Brucejack Mine with the aim of generating targets for drilling later in the program.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the 2017 regional grass-roots exploration program.

Working Capital

As the Brucejack Mine continues to ramp-up grade, we expect the increased production and concomitant proceeds from the sale of doré and flotation concentrate will enable us to overcome our short-term working capital deficit. We expect as gold production ramps up this deficit will reverse (refer to the “Liquidity and Capital Resources” section below). In addition, we are evaluating other opportunities to bolster our short-term working capital.

Valley of the Kings Mineral Reserve Estimate Update

On December 15, 2016, we announced an updated Mineral Reserve estimate for Brucejack’s Valley of the Kings deposit, with Proven and Probable Mineral Reserves in the Valley of the Kings increased to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne). The Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life.

Areas of gain in the Mineral Reserves were attributed to the following factors:

●
Increasing drill density to 7.5-meter to 10-meter centers allowed for conversion of a significant amount of Probable Reserve to the Proven Reserve category. Mining stopes within the existing Mineral Reserve model along with expansion of the previous Indicated Mineral Resource wire frame accounted for an increase of approximately 620,000 ounces of gold.
●
Several new, adjacent stopes were added to the previous mine plan as a result of the infill drilling reaching beyond the previously defined ore. This expansion to the mine plan accounts for an increase of approximately 300,000 ounces of gold.
●
Adjustments were made to the stope orientation and design parameters, along with the addition of grade to the background mineralization for the estimate which had previously been modeled at zero grade. Estimating waste blocks within the stopes with the July 2016 Mineral Resource estimate grade accounts for an increase of approximately 200,000 ounces of gold.

The updated Mineral Reserves estimate is based on the July 2016 Mineral Resource estimate for the Valley of the Kings. The July 2016 Mineral Resource estimate was updated based on the 2015-2016 Valley of the Kings infill drill program which consisted of 63,470 meters in 367 drill holes designed to target stope areas to be mined in the first three years of the current mine plan (1320-meter level to 1200-meter level). (See news release dated July 21, 2016.)

Table 3 below is a summary of the updated Valley of the Kings Mineral Reserve estimate.

Table 3: Valley of the Kings Mineral Reserve estimate – December 2016(1-5)

				Contained
Gold (million oz)	Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Silver (million oz)
Proven	3.3	14.5	12.9	1.6	1.4
Probable	12.3	16.5	11.3	6.5	4.5
Total	15.6	16.1	11.1	8.1	5.9
(1)
The Mineral Reserves and Resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards of Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)	Contained metal figures and totals may differ due to rounding of figures
(3)	A 94% tonnage recovery is used.
(4)	Assumptions used include US$1,100 per ounce of gold US$17 per ounce of silver and a $0.92 CAD/US exchange rate.
(5)	A NSR cut-off of C$180/tonne was used to optimize the stopes.

The National Instrument 43-101 compliant Feasibility Study for the Brucejack Mine titled Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 was filed on SEDAR on June 30, 2014 (see news release dated June 19, 2014).

Snowfield Project

The Snowfield Project borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Our previous efforts focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provided for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation. The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital were considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack Mine and Snowfield Project over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.

Additional Claims

Our contiguous claims, including the mining leases comprising the Brucejack Mine total over 121,000 hectares, providing further exploration potential to supplement the value we are creating at Brucejack. A claim boundary map is available on our website.

Results of Operations

Our operations and business to the date of commencement of operations at the Brucejack Mine were not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives. As well, our results are impacted by the valuation of our financial instruments which are a function of commodity prices, interest rates and foreign exchange rates.

Selected Financial Information

Basis of Presentation

The following financial data has been derived from our consolidated annual financial statements which have been prepared in accordance with IFRS, as issued by the IASB, except for quarterly financial information which is derived from our unaudited condensed consolidated interim financial statements. Our significant accounting policies are outlined in Note 3 to our audited consolidated financial statements for the year ended December 31, 2016 except to disclose the changes in the Company’s approach to foreign currency translation and additional accounting policies required as the Brucejack Mine moves into production (refer to the “Changes in Accounting Policies” section below).

Quarterly information

Selected consolidated financial information is presented as follows (in $000’s, except for share data):

	2017	2017	2016	2016	2016	2016	2015	2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-

Earnings (loss) per share -
basic and diluted	$(0.01)	$(0.03)	$(0.05)	$(0.08)	$(0.15)	$(0.07)	$0.04	$(0.02)

Net income (loss)	$(2,495)	$(4,263)	$(8,564)	$(15,115)	$(26,656)	$(10,877)	$6,561	$(2,548)

Comprehensive
income (loss)	$(2,495)	$(4,263)	$(27,663)	$(21,933)	$(29,075)	$38,050	$(15,991)	$(50,316)

Total assets	$1,649,593	$1,633,083	$1,450,436	$1,348,184	$1,324,613	$1,281,810	$1,069,986	$1,070,150

Long-term liabilities	$709,269	$688,617	$514,835	$420,720	$400,759	$368,627	$335,331	$344,407

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$55,311	$171,945	$141,791	$178,494	$285,664	$370,051	$280,293	$338,385

Mineral properties, plant
and equipment	$1,558,652	$1,435,202	$1,270,457	$1,120,745	$989,038	$862,206	$738,016	$686,518

Six months ended June 30, 2017 compared to the six months ended June 30, 2016

Net loss for the six months ended June 30, 2017 was $6,758 compared to $37,533 for the comparable period ended June 30, 2016. The decrease in the loss was mainly attributed to the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a loss of $3,760 (2016 - $49,560) and a decrease in foreign exchange gain. This was partially offset by an increase in salaries.

Net comprehensive loss for the six months ended June 30, 2017 was $6,758 compared to net comprehensive income of $8,975 for the comparable period ended June 30, 2016. In the comparable period, comprehensive income of $46,508 resulted from the translation of foreign denominated entities into the presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency commencing January 1, 2017.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the six month period ended June 30, 2017, the changes in fair value of the offtake obligation and stream obligation were a function of decreases in the gold price, decrease in market expectations of future gold price, gold price volatility, a decrease in interest rate and changes to the estimated production schedule. The change in fair value of the offtake obligation resulted in a gain of $676 (2016 – loss of $15,005) and the change in fair value of the stream obligation resulted in a loss of $13,355 (2016 - $39,743). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate, the final advance on the credit facility and the passage of time resulting in a loss of $1,200 (2016 - $4,079).

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. We capitalized $10,119 (2016 - $9,267) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Salaries

Salaries for the six months ended June 30, 2017 were $6,018 as compared to $1,262 in the comparable period. The increase was due to a provision related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below.

Share-based compensation expense

We hire individuals with the required skills to advance our business. Stock options and Restricted Share Units (“RSU’s”) may be granted to employees and consultants as part of their overall compensation. Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral properties, plant and equipment the fair value of these issuances over the vesting period.

During the six months ended June 30, 2017, share-based compensation expense associated with stock options decreased to $1,185 as compared to $1,347 during the comparable period. This was due mainly to the timing of stock options grants.

The 2014 RSU Plan resulted in $106 being recorded to share-based compensation expense compared to $289 during the comparable period. This was due mainly to the decrease in share price of the Company in the period.

The 2015 RSU Plan resulted in $1,070 being recorded to share-based compensation expense compared to $1,165 during the comparable period. In Q4 2016, the Company started to account for the RSU’s granted under the 2015 RSU Plan as cash-settled awards resulting in mark-to-market movements. This contributed to the decrease in expense recognized in the period as the share price of the Company decreased.

Other income and expenses

Foreign exchange gain for the six months ended June 30, 2017 was $1,322 as compared to $4,362 in the comparable period. The foreign exchange gain resulted from CAD denominated construction expenditures and CAD denominated monetary assets and liabilities translated into USD at the period end rate. In the comparable period, the foreign exchange gain was the result of the translation of US denominated senior secured term credit facility and US denominated cash and cash equivalents into CAD which was subsequently translated into USD, the presentation currency.

We earned interest income on our cash and cash equivalents balance for the six months ended June 30, 2017 of $234 compared to $522 for the six months ended June 30, 2016 which was directly attributable to cash balances held by the Company. Interest income earned on proceeds from the construction financing and convertible notes were capitalized to mineral properties, plant and equipment.

During the six months ended June 30, 2017, we recorded a deferred income tax recovery of $6,269 compared to $13,666 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and the recognition of 2017 non-capital losses. The deferred tax liability derived from the convertible notes was recorded against the equity component of the convertible note.

Quarter ended June 30, 2017 compared to the quarter ended June 30, 2016

Net loss for the quarter ended June 30, 2017 was $2,495 compared to $26,656 for the comparable period ended June 30, 2016. The decrease in the loss was mainly attributed to the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a loss of $531 (2016 - $32,141) and a decrease in share-based compensation.

Net comprehensive loss for the quarter ended June 30, 2017 was $2,495 compared to net comprehensive loss of $29,075 for the comparable period ended June 30, 2016. In the comparable period, comprehensive loss of $2,419 resulted from the translation of foreign denominated entities into the presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency commencing January 1, 2017.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the quarter ended June 30, 2017, the changes in fair value of the offtake obligation and stream obligation were a function of decreases in the gold price, decrease in market expectations of future gold price, gold price volatility, a decrease in interest rate and the commencement of production closer to the valuation date. The change in fair value of the offtake obligation resulted in a gain of $707 (2016 – loss of $9,624) and the change in fair value of the stream obligation resulted in a loss of $5,362 (2016 - $24,541). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $1,023 (2016 - $2,661).

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. We capitalized $5,147 (2016 - $4,685) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Salaries

Salaries for the quarter ended June 30, 2017 were $791 as compared to $652 in the comparable period. The increase was due to an increase in senior executive compensation and head count at the corporate office.

Share-based compensation expense

During the quarter ended June 30, 2017, share-based compensation expense associated with stock options decreased to $445 as compared to $692 during the comparable period. This was due mainly to the timing of stock options grants and the number of options granted to employees.

The 2014 RSU Plan resulted in a decrease in share-based compensation expense of $21 compared to an increase of $228 during the comparable period. This was due mainly to the decrease in share price of the Company in the period.

The 2015 RSU Plan resulted in $312 being recorded to share-based compensation expense compared to $1,002 during the comparable period. In Q4 2016, the Company started to account for the RSU’s granted under the 2015 RSU Plan as cash-settled awards resulting in mark-to-market movements. This contributed to the decrease in expense recognized in the period as the share price of the Company decreased.

Liquidity and Capital Resources

Our cash and cash equivalents as at June 30, 2017 totaled $55,311 decreasing $86,480 from $141,791 at December 31, 2016. The decrease in cash is largely attributable to continued construction of the Brucejack Mine offset by the completed offering of convertible notes and the final advance under the senior secured term credit facility.

Our working capital as at June 30, 2017 was a deficit of $12,915 as compared to a surplus of $45,987 as at December 31, 2016. Working capital items other than cash and cash equivalents consisted of receivables and other of $13,892, inventories of $11,480 and accounts payable and accrued liabilities of $93,177.

Receivables and other is comprised primarily of $7,525 of Goods and Services Tax refunds, and $4,937 accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

We will manage our available working capital in order to satisfy our short-term obligations which includes accrued liabilities of $30,813 for work yet to be invoiced at June 30, 2017.

Accounts payable and accrued liabilities also includes the current portion of the offtake obligation ($5,100), the employee benefit liability ($4,624) and the current restricted share unit liability ($2,723) that contribute to the working capital deficit. These items are not expected to result in cash outflows during our short-term working capital deficit.

As the Brucejack Mine continues to ramp-up grade, we expect the increased production and concomitant proceeds from the sale of doré and flotation concentrate will enable us to overcome our short-term working capital deficit. We expect as gold production ramps up this deficit will reverse. We believe we will have sufficient funds from expected cash flows to meet our short-term liquidity requirements and will generate positive cash flow over the next 12 months. In addition, we are evaluating other opportunities to bolster our short-term working capital.

In 2015, we completed the $540 million construction financing with Orion and Blackstone. The financing was comprised of a credit facility for $350 million, a $150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for $40 million. The final advance of $100 million under the credit facility was completed on February 15, 2017.

On February 14, 2017, we completed the offering of $100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 which includes the exercise of the full amount of the over-allotment option of $10 million aggregate principal amount of notes. The initial conversion rate for the notes is 62.5 common shares per $1,000 principal amount of notes, equivalent to an initial conversion price of $16.00 per common share.

During the six months ended June 30, 2017, the exercise of share options awards provided us with additional liquidity.

Cash used in investing activities for the six months ended June 30, 2017 was $282,779 (2016 - $154,948). For the six months ended June 30, 2017, the expenditure increase is due to the continuation of mine construction and mine development as the Company prepared for commissioning of the Brucejack Mine. In the comparable period, construction costs at the Brucejack Mine were less due to the nature of the work completed at the time.

We are transitioning from a development stage company to a producer and as such, we have not generated revenues from operations as of June 30, 2017. Prior to initial sales from the Brucejack Mine, we relied on equity and/or debt funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant debt and/or equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Class Action Lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian Class Action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The plaintiffs in the action allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack. The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program. According to the plaintiff in the Wong Action, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Wong Action claims C$60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

A motion by the plaintiff in the Wong Action was granted from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company will seek leave to appeal this decision to the Divisional Court of the Ontario Superior Court of Justice.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “Court”).

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). We moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014 and we filed our reply brief on November 19, 2014.

In June 2017, the Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The Court ruled in favour of the Company and certain of its officers and directors on all claims and ordered the case closed. The plaintiff’s filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit, on July 10, 2017. The plaintiff’s opening brief on appeal is due August 28, 2017. The Company’s response brief is due October 2, 2017.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

Contractor Claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017) and More Core Diamond Drilling Services Ltd. (March 27, 2017), who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the three actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position. We intend to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

Contractual Obligations

The following table provides our gross contractual obligations as of June 30, 2017 (in $000’s):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating activities:
Office lease	$550	$369	$-	$-	$919
Decommissioning and
restoration provision	-	330	-	17,573	17,903

Financing activities:
Repayment of credit facility	-	423,776	-	-	423,776
Convertible notes	2,435	6,750	102,250	-	111,435
	$2,985	$431,225	$102,250	$17,573	$554,033

In addition, pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000.

Under the offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchase’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

Related Party Transactions (in $000’s)

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our Chief Executive Officer (our “CEO”), our Chief Financial Officer (our “CFO”), our Chief Exploration Officer and Vice President (our “CExO”) and our Vice President, Corporate (our “VP Corporate”).

Effective January 1, 2017, under his employment agreement, the Exec Chair will serve as Executive Chairman for a period of three years expiring December 31, 2019 (the “Executive Term”) after which the Exec Chair’s employment will cease and he will serve as Chairman of the Board until at least December 31, 2022, subject to his continued election by the shareholders of the Company. The Exec Chair currently receives a base salary of C$500 per year, benefits, an annual performance bonus based on the annual corporate objectives set by the Compensation Committee of the Board of Directors and a long-term incentive award. In addition , following the Executive Term, the Exec Chair will receive a retirement allowance paid out over three years commencing January 1, 2020.

The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, the retirement allowance and twice the target bonus. The Exec Chair is entitled to the retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. As a result, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000).

Effective January 1, 2017, under the employment agreements, the CEO receives a base salary of C$645 per year, the CFO receives a base salary of C$425 per year, the CExO receives a base salary of C$370 per year and the VP Corporate receives a base salary of C$300 per year. Each of the CEO, CFO, CExO and VP Corporate are entitled to extended benefits and are eligible for an annual performance based bonus determined at the discretion of our Board and a long-term incentive award.

The CEO, CFO, CExO and VP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Critical Accounting Estimates and Judgments

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

Inventories

The allocation of costs to inventories and the determination of net realizable value involves the use of estimates. There is significant judgment used in estimating future costs, future production levels, contained gold and silver ounces, gold and silver recovery levels and market prices. Actual results may differ significantly from estimates used in the determination of the carrying value of inventories.

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of June 30, 2017.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of June 30, 2017.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

Functional currency

The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time. The impact on the consolidated results from the change in functional currency is described in “Change in Accounting Policies” section below.

Commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgement. In making this determination, management considers specific facts and circumstances. These factors include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed, completion of a reasonable period of commissioning and consistent operating results being achieved at a pre-determined level of design capacity for a reasonable period of time. The Company achieved commercial production for the Brucejack Mine on July 1, 2017. The Company will commence depreciation of the Brucejack Mine assets in the third quarter of 2017.

Changes in Accounting Policies

The accounting policies applied by the Company are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016, except to disclose the changes in the Company’s approach to foreign currency translation described in note 2(b) and additional accounting policies required as the Brucejack Mine moves into production.

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). During the first quarter of 2017, the Company commenced mine commissioning activities which are expected to result in the generating of significant USD cash flows from gold sales as the Brucejack Mine moves into production. Additionally, the Company completed a USD convertible debt financing for the purpose of funding working capital through the commissioning process. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the Company and its subsidiaries was reassessed. The functional currency of the Company and its subsidiaries changed from CAD to the USD commencing on January 1, 2017. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Presentation currency

On January 1, 2017, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From January 1, 2017, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to January 1, 2017, the statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from the CAD functional currency to the USD presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

Inventories

Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore stockpile inventory represents ore on the surface or underground that has been extracted from the mine and is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at the refinery.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the consolidated statements of income (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated recoverable proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new shafts and ramps (vertical development) that enable the Company to physically access ore underground. The time over which these costs will be incurred depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific the period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each period using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost to the residual value over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 15 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the Brucejack Mine.

Depreciation methods and estimated useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

Expenditures on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of income (loss).

Revenue recognition

Revenue is generated from the sale of refined gold and silver. The Company has adopted IFRS 15, Revenue from Contracts with Customers, effective from the commencement of operations at the Brucejack Mine.

The Company produces doré and concentrates which contain both gold and silver. These products are further processed to produce refined metals for sale. The Company’s performance obligations relate solely to the delivery of gold and silver to its customers. For gold, 100% of production up to 7,067,000 ounces is delivered under an offtake agreement.

Revenue is recognized when control of the refined gold or silver is transferred to the customer. Control is achieved when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold or silver is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account.

For each physical shipment of doré, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered the customer’s bullion account following the final processing outturn.

For each physical shipment of concentrate, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account 15 days after the billing of lading date. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn.

Revenue is required to be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring the product to the customer.

Gold sales delivered into the offtake agreement are recorded at the spot price on the date of sale. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period after the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflects the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company receives payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, is received on the 7th day after the date of sale.

For each physical shipment of doré and concentrate, 100% of the contained silver is sold to the refinery upon the final processing outturn. Silver sales are recorded at the spot price on the date of sale.

Financial Instruments and Other Instruments

Financial assets

We have the following financial assets: cash and cash equivalents, receivables, embedded derivatives associated with the senior secured term credit facility and restricted cash.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities, the debt portion of the convertible notes and debt instruments including the senior secured term credit facility, offtake obligation and stream obligation.

Accounts payable and accrued liabilities, the debt portion of the convertible notes and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial Risk Management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Our Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market Risk

Currency risk

We are subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. We are exposed to currency risk through cash and cash equivalents, restricted cash, receivables and other and accounts payable and accrued liabilities which are denominated in Canadian dollars. The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents and restricted cash. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

We are also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation which are accounted for at fair value through profit or loss.

Commodity price risk

We are subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The Company has not hedged the price of any commodity at this time.

The financial instruments impacted by commodity prices are the offtake obligation (a derivative liability) and the stream obligation.

Credit risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with financial institutions of high credit quality.

The carrying value of our cash and cash equivalents and restricted cash represent our maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of debt instruments and equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company has sufficient funds to meet its current operating, exploration and development obligations.

Outstanding Share Data

As at August 10, 2017, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	181,303,704	-		-
Stock options	6,710,052	$5.85 - $15.17	CAD	2.32
Convertible notes	6,250,000	$16.00	USD	4.60
	194,263,756

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 30, 2017 and filed on SEDAR, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the quarter ended June 30, 2017 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Disclosure Controls and Procedures

Management assessed the effectiveness of our disclosure controls and procedures as of June 30, 2017. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and statements regarding future USD cash flows and the recurrence of foreign currency translation adjustments. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’, “targets” and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

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uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;

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our ability to repay indebtedness;

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the effect of indebtedness on cash flow and business operations;

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our ability to satisfy commitments under the Stream and Offtake agreements and the effect of restrictive covenants in such agreements and in our Credit Agreement;

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assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections, including the February 2017 Capital Cost Forecast and the 2017 Project Economics Update;

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our production estimates, including the accuracy thereof;

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our ability to raise enough capital to fully fund the capital costs required to complete construction at the Brucejack Mine;

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dependency on the Brucejack Mine for our future operating revenue;

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the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

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our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates to mineral reserve estimates;

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uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral resources;

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the fact that we have no mineral properties in production and no history of production or revenue;

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the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

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our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

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our ability to complete commissioning and achieve commercial production at the Brucejack Mine in the timeline we anticipate;

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the operation and economic viability of the development of the Brucejack Mine;

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our history of negative operating cash flow, incurred losses and accumulated deficit;

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commodity price fluctuations, including gold price volatility;

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failure of counterparties to perform their contractual obligations;

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general economic conditions;

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the inherent risk in the mining industry;

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the commercial viability of our current and any acquired mineral rights;

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availability of suitable infrastructure or damage to existing infrastructure;

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governmental regulations, including environmental regulations;

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non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

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increased costs and restrictions on operations due to compliance with environmental laws and regulations;

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compliance with emerging climate change regulation;

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uncertainties relating to additional claims and legal proceedings;

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adequate internal control over financial reporting;

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potential opposition from non-governmental organizations;

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uncertainty regarding unsettled First Nations rights and title in British Columbia;

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uncertainties related to title to our mineral properties and surface rights;

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land reclamation requirements;

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our ability to identify and successfully integrate any material properties we acquire;

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currency fluctuations;

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competition in the mining industry for properties, qualified personnel and management;

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our ability to attract and retain qualified management;

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some of our directors’ and officers’ involvement with other natural resource companies;

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potential inability to attract development partners or our ability to identify attractive acquisitions;

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compliance with foreign corrupt practices regulations and anti-bribery laws;

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changes to relevant legislation, accounting practices or increasing insurance costs;

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our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

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significant growth could place a strain on our management systems;

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share ownership by our significant shareholders and their ability to influence our governance;

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certain actions under U.S. federal securities laws may be unenforceable;

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the trading price of our common shares is subject to volatility due to market conditions;

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future sales or issuances of our debt or equity securities;

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we do not intend to pay dividends in the near future;

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our being treated as a passive foreign investment company for U.S. federal income tax purposes;

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certain terms of the convertible notes; and

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risks related to ensuring the security and safety of information systems, including cyber security risks.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.

Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form dated March 30, 2017 which is filed on SEDAR and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.